SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Director/PDMR Shareholding

24 March 2010

AVIVA PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (‘PDMRs’)

Andrew Moss and Mark Hodges (Executive Directors), John Ainley, Simon Machell, Igal Mayer, and Robin Spencer (PDMRs) were granted awards over ordinary shares of 25 pence each under the Aviva Annual Bonus Plan (ABP) and the Aviva Long Term Incentive Plan (LTIP) on 23 March 2007. In accordance with the rules of these Plans, the awards have now vested and the number of shares specified below were released, for no consideration, on 23 March 2010. The releases under the ABP included additional shares received in lieu of dividends. The awards have been settled on a net of tax basis.

The details are as follows:

Director / PDMR	A Moss	M Hodges	J Ainley	S Machell	I Mayer	R Spencer
Shares received	86,612	43,719	34,909	62,183	11,802*	4,372*

*These shares represent an award under the LTIP only.

On 23 March 2010 Mr Ainley transferred 17,455 ordinary shares of 25 pence each, for no consideration, through a non market transfer.

On 23 March 2010 Mr Spencer sold 4,372 shares at a sale price of 400.74 pence per share.

Should you have any queries concerning this announcement please contact Joanne Bujak, Group Secretarial, Aviva plc (020 7662 2563)

K A Cooper, Deputy Group Company Secretary

This notification is made pursuant to Disclosure Rule 3.1.4. Aviva was notified of the above transactions on 23 March 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 March 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary